Filed pursuant to Rule 253(g)(2)
File No. 024-11966

SUPPLEMENT NO. 3 DATED OCTOBER 8, 2024

TO OFFERING CIRCULAR DATED DECEMBER 4, 2023

Legion M Entertainment, Inc.

1801 Century Park East, 24th Floor

Los Angeles, CA 90067

www.legionm.com

EXPLANATORY NOTE

This Supplement No. 3 to the Offering Circular should be read in conjunction with Supplements No. 2 and No. 1 to the Offering Circular, the Offering Circular dated December 4, 2023, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

Supplement No. 2 to the Offering Circular can be found HERE.

Supplement No. 1 to the Offering Circular can be found HERE.

The Offering Circular can be found HERE.

The purpose of this supplement is to:

●	Announce and update to the closing of the Legion M Entertainment, Inc. (the “company” or “Legion M”) Regulation A offering.

Closing of Regulation A Offering

The company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after October 28, 2024 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.